VF 4-13-05



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S[illegible] [illegible]MMISSION
[illegible]9

05040117

[illegible] AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 51315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Yale Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Newport Street
(No. and Street)

Denver | Colorado | 80220
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)



RECEIVED
APR 07 2005

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec St. Ste. 200 | Greenwood Village, | Colorado | 80111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon Yale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Yale Group, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Gail L. Breece

Notary Public

Notary Public
State of Colorado
Gail L. Breece
[Comm]ission Expires Nov. 8, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE YALE GROUP, INC.
Investment Banking and Financial Consulting
725 Newport Street
Denver, Colorado 80220

April 1, 2005


SEC MAIL PROCESSING
RECEIVED
APR 0 7 2005
WASH, D.C.
185

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Oath and Affirmation

Gentlepersons:

Enclosed are two copies of an executed and notarized oath and affirmation that was to be filed with my December 31, 2004 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission Rule 17a-5(d). Apparently, I filed the audited financial statements on January 17, 2005, but failed to execute the oath and affirmation.

I apologize for my oversight. Please contact me directly should you need additional materials.

Sincerely,

Gordon Yale
President

GY: mm

Enclosures

Member National Association of Securities Dealers, Inc.
Municipal Securities Rulemaking Board